October 5, 2007

VIA EDGAR

Mr. John Cash

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	GFI Group Inc.
Form 10-K for the fiscal year ended December 31, 2006
File No. 000-51103

Dear Mr. Cash:

This letter sets forth the responses of GFI Group Inc. (the “Company”), a Delaware corporation, to the comment letter (the “Comment Letter”) dated August 28, 2007 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and filed on March 1, 2007 (the “Annual Report”). To assist the Staff’s review, we have included the text of the Staff’s comments below in bold type followed immediately by our response.

General

1.                                      Please supplementally provide us, and include in future filings, a rollforward of your allowances for doubtful accounts. Refer to Article 12 of Regulation S-X.

Supplementally, the Company provides the Staff with the following rollforward of the allowance for doubtful accounts (amounts in thousands):

	Balance at Beginning of Period	Charged to Cost/ Expense	Charged to Other Accounts	Deductions	Balance at End of Period
			(a)	(b)
Year ended December 31, 2006	3,202	(27)	421	(49)	3,547
Year ended December 31, 2005	2,879	649	(15)	(311)	3,202
Year ended December 31, 2004	2,154	815	(45)	(45)	2,879

(a)          In 2006, the balance primarily relates to allowance for doubtful accounts acquired from Amerex; for all periods it also includes the effects of exchange rate changes.

(b)         Net adjustments to the reserve accounts for write-offs and credits issued during the year.

In addition, the Company advises the Staff that a schedule of the rollforward of the allowance for doubtful accounts will be included in future filings in accordance with Article 12 of Regulation S-X.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

2.                                      Please provide us, and include in future filings, a discussion of why your accrued commissions receivable balance is high relative to your revenue. In this regard, please also discuss the impact that changes in this balance have on your operating cash flows.

The Company supplementally advises the Staff that accrued commissions receivable is primarily a product of the level of the Company’s agency commissions brokerage revenues. The higher accrued commissions receivable balance is consistent with the increase in agency commissions brokerage revenues in the fourth quarter of 2006. Historically, it takes the Company up to approximately 67 days to receive payments on outstanding receivables. Therefore with the increase in agency revenue and with no reduction in average days to collect receivables, there is a corresponding increase in accrued commissions receivable. The Company supplementally advises the Staff that although there is a reduction in operating cash flows from the increase in the accrued commission receivable balance, this reduction is partially offset by the increase in revenues that drove the increase in the accrued commissions receivable and the resultant increase in net income. The Company does not believe that the higher accrued commissions receivable balance has a significant impact on its liquidity.

The Company advises the Staff that future filings will include a discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations of the accrued commissions receivable balance relative to our agency commissions brokerage revenue, including a discussion of any impact to our operating cash flow.

Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Cash Flows, page 76

3.                                      Please tell us the following:

•                  How you determined it was appropriate to classify changes in your foreign exchange derivative contracts as an investing cash flow.

•                  How you determined it was appropriate to classify the cash paid for taxes on vested restricted stock units as financing activity.

•                  Why you have not included an offset to the tax benefit related to share-based compensation in your operating activities. Refer to paragraph 23(c) of SFAS 95.

With regards to the first bullet above, in determining the classification of the changes in the Company’s foreign exchange derivative contracts as an investing cash flow, the Company follows the guidance of SFAS 95, Statement of Cash Flows (“SFAS 95”).

Footnote 4 of SFAS 95 specifies the classification of cash flows from a hedging instrument, stating that each cash receipt or payment is to be classified according to its nature without regard to whether it stems from an item intended as a hedge of another item. For example, the proceeds of a borrowing are a financing cash flow whether or not the debt is intended as a hedge of an investment, and the purchase or sale of a future contract is an investing activity without regard to whether the contract is intended as a hedge of a firm commitment to purchase inventory.

The foreign exchange derivative contracts that the Company has included as an investing cash flow:

1.               Are not designated nor accounted for as cash flow hedges in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities (as amended) (“SFAS 133”). Therefore, the classification of cash flows from these contracts is not covered by SFAS 104 as SFAS 104 addresses contracts that are accounted for as hedges.

2.               Did not have an other-than-insignificant financing element present at inception, other than a financing element inherently included in an at-the market derivative instrument with no prepayments and therefore should not be reported in financing activities in accordance with paragraph 45A of SFAS 133.

Therefore, the Company applied footnote 4 of SFAS 95 and concluded it was appropriate to classify the cash proceeds or payments related to these forward and collar contracts that are not accounted for as cash flow hedges under SFAS 133 according to the nature of the instruments and in a manner that is consistent with the Company’s use of the instrument, in this case investing.

With regards to the second bullet above, in determining how to classify the cash the Company paid to tax authorities on behalf of employees for payroll taxes resulting from the vesting of restricted stock units, the Company looked to the underlying transactions. In accordance with agreements with the employees, the taxes paid were related to the issuance of common stock, i.e. issuance of shares resulting from the vesting of restricted stock units. In order to pay the employees’ payroll taxes due upon the vesting of the restricted stock units, the Company withholds shares from the amount that vests (i.e., the employee only receives the net amount of shares). This is not considered compensation to the employees, but rather an agreement between the Company and the employees to settle their payroll taxes by them giving up shares versus the employees having to make a cash payment. As the employees only receive the net amount of shares upon vesting, the shares withheld become available for future issuance of restricted stock units. Therefore, the Company believes the cash paid for taxes on vested restricted stock units can be compared to outlays to reacquire the enterprise’s equity instruments, which is a financing activity in accordance with SFAS 95. In addition, SFAS 95 states that cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income and there is no net income impact to the

Company from paying these taxes. Therefore, the Company concluded the cash paid for taxes on employees’ vested stock units is a financing activity.

With regards to the third bullet above, the Company advises the Staff that while it was not included it as a separate line, it has included an offset to the tax benefit related to the share-based compensation in the operating activities within the Statements of Cash Flows. The Company has netted such amounts, in an amount equal to that reflected in financing activities, within the change in income taxes payable. The Company advises the Staff that it will clarify the offset to the tax benefit related to the share-based compensation in future filings with the SEC.

Note 2. Summary of Significant Accounting Policies
Analytics and Market Data Revenue Recognition, page 78

4.                                      With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of your revenue recognition policy. In this regard, please tell us how you have established fair value for each of your deliverables. Refer to EITF 00-21.

The Company supplementally advises the Staff that total analytics and market data revenues accounted for only 3% of total consolidated revenue and of that 3%, an immaterial amount was generated from arrangements with multiple deliverables. Arrangements with multiple deliverables are primarily our consulting arrangements which are normally short-term in nature and involve providing consulting services on a time and materials basis as well as in certain agreements, training and installation. Total revenue from consulting services was $0.6 million for the year ended December 31, 2006.

The Company further advises the Staff it will clarify its analytics and market data revenue recognition policy to reflect the primary revenue streams in future filings. For the convenience of the Staff, we have included a marked copy of this disclosure showing these clarifying changes below.

Analytics and Market Data Revenue Recognition—Analytics revenue consists primarily of fees for licenses of Fenics software products either as a one-time up-front perpetual licensing charge or on a subscription basis, which is generally over two years. Perpetual licensing agreements also give customers the option to participate in future upgrades of the product for a fee. ~~as well as maintenance, installation, customer training and technical support of those products.~~ Market data revenue primarily consists of subscription fees and fees from customized one-time sales. The Company recognizes the licensing revenues from perpetual license arrangements ~~Analytics revenue is recognized~~ when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred and no significant implementation obligations remain, the fee is fixed and determinable, and collectibility is probable. Fees for future updates of software products are considered separate arrangements and related revenues are recognized when the customer acknowledges participation in the update and delivery occurs. ~~Market data revenue from s~~ Subscription fees are recognized on a straight-line basis over the term of the subscription period, which is generally two years. Market data revenue from customized one-time sales is recognized upon delivery of the data.

The Company markets its analytics and market data products through its direct sales force and indirectly through resellers. The Company’s license agreements for such products do not provide for a right of return.

5.                                      Please tell us and clarify in future filings if your revenue related to subscription fee is recognized on a straight-line basis.

The Company advises the Staff that market data revenue from subscription fees is recognized on a straight-line basis and that this will be clarified in future filings.

Long-Term Construction Type Contract, page 79

6.                                      We note that you provide hosting services and follow-on work in conjunction with your long-term construction type contracts. Please tell us how you evaluate the impact of these services in determining whether a contract is substantially complete under the completed-contract method.

The Company advises the Staff that in 2004, the Company entered into one long-term construction-type contract pursuant to which the Company developed an online currency trading system and customized it for a customer. The contract was accounted for using the completed-contract method. In addition, in conjunction with this long-term construction-type contract, the Company also provided hosting services to the customer. In the second quarter of 2006, the Company substantially completed work under this contract. The customer confirmed that all deliverables under the original contract were delivered and accepted. Based on guidance from Statement of Position (“SOP”), Accounting for Performance of Construction-Type and Certain Production Type Contracts (“SOP 81-1”) and SAB Topic 13.A.3(c), the Company recognized revenue under this contract in the second quarter of 2006. The Company has not entered into any other long-term contracts with any other customers to develop or customize systems.

The Company advises the Staff that in the hosting service arrangement, the customer did not have the contractual right to take possession of the software at any time during the hosting period without significant penalty. EITF 00-3: Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware, requires that hosting arrangements be accounted for as service transactions if the customer does not have the right to take possession of the software at any time during the arrangement without significant penalty and, therefore, are outside the scope of SOP 97-2, Software Revenue Recognition. As such, the Company accounted for the hosting arrangement as a service transaction in accordance with Staff Accounting

Bulletin Topic 13-A.3(f) and recognized hosting revenues as service was rendered. Therefore, hosting services did not have an impact on the Company’s assessment as to whether the original long-term construction type contract was substantially complete.

In addition, the Company advises the staff that the follow-on works related to this contract represent subsequent requests by this same customer for additional functionalities to be carried out on a time and material basis. The Company negotiates the specifications of these additional functionalities and agrees to the fees and timing as separate addendums to the original contract with the customer. In accordance with paragraph 64 of SOP 81-1, the Company has treated these additional works as separate contracts because:

•                  The nature and costs of these additional works differ significantly from the original contract. The original contract involved extensive development of a new system and customization of this system for the customer. Contract costs were significantly higher than in the additional works to be performed.

•                  The fees for these additional works are negotiated without regard to the original contract and involve different economic judgments.

As the Company has concluded that the follow-on works should be treated as separate contracts, they did not have an impact on the Company’s assessment as to whether the original long-term construction type contract was considered substantially complete.

Segment and Geographic Information, page 81

7.                                      Please provide us with a comprehensive discussion of how you determined that you only have one operating segment. In this regard, please tell us what consideration you gave to whether your various service lines would each constitute separate operating segments or product lines. Refer to paragraphs 10-15 of SFAS 131.

The Company advises the Staff that it applies the provisions of SFAS 131, Disclosures About Segments of an Enterprise and Related Information (“SFAS 131”) in determining its operating segments. The Company’s chief operating decision maker (“CODM”) is considered to be its chief executive officer and its president. The CODM reviews internal financial reports on a quarterly basis as part of the board of director meetings.

The internal financial reports reviewed by the CODM on a quarterly basis are the following:

(a)          Financial Results Presentation to the board of directors which includes the following types of information:

•                  Analysis of quarterly and year-to-date consolidated results of the Company

•                  Details of brokerage revenue growth overall and on a regional and product basis and brokerage contribution margin overall and on a regional basis. Contribution margin is calculated as revenues less direct costs to produce brokerage revenue

(b)         The Consolidated Summary Results Report, which includes the following type of information:

•                  Analysis of monthly and quarterly consolidated results, including details of revenue on a consolidated basis for brokerage, data and analytics revenue and other revenue, analysis of all expenses and pre-tax margin on a consolidated basis

•                  Contribution margin for brokerage revenue

(c)          Reports on the details of the brokerage business from each of the three geographic regions (US, Europe and Asia). Each of these reports provides the details on brokerage revenue and contribution margin by region. They also include the revenue and contribution margin by region of each product line (credit, financial, equity and commodity). These reports are used to provide supplementary data to the CODM and the board of directors and aid in their assessment of the Company’s performance. As supplemental data, they are not an item that drives decision making.

All of the reports above provided to the CODM are also provided to the Board of Directors.

An operating segment is a component of an enterprise:

(a)          That engages in a business activity from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise)

(b)         Whose operating results are regularly reviewed by the enterprise’s CODM to make decisions about resources to be allocated to the segment and its performance and

(c)          For which discrete financial information is available.

Based on the following analysis, it is the Company’s position that it operates in one reportable segment: Brokerage.

The Company produces reports in which its business activities are presented in a variety of ways and therefore assessed whether any of the following are operating segments:

(a)          Regions – the Company operates across three regions: US, Europe and Asia

a.               All three regions engage in business activity from which it may earn revenues and incur expenses.

b.              The CODM regularly reviews the operating results of all three regions.

c.               Discrete financial information is available for all three regions.

d.              The Company is managed regionally.

e.               Based upon the above, each region is an operating segment.

(b)         Product Lines - the Company is a leading inter-dealer broker specializing in over-the-counter derivatives (OTC) products. The Company focuses on a wide variety of instruments in the following product areas: credit, financial, equity and commodity.

a.               All four product lines engage in business activity from which it may earn revenues and incur expenses.

b.              The CODM regularly reviews revenue of all four product lines as well as revenues by region (see above). Paragraph 15 of SFAS 131 indicates that if the CODM reviews the operating results of both product and regional components, and financial information is available for both, the components based on products would constitute the operating segments. In the Company’s case however, the allocation of resources by the CODM is not driven by products and product lines do not dictate the Company’s strategy. Product line profitability is not assessed at a consolidated level by the CODM, but only by regional managers. In addition, the Company does not have global heads of credit, financial, equity and commodity product lines.

c.               Discrete financial information is available for all four product lines.

d.              Based upon the above, product lines are not considered operating segments.

(c)          The Company also assessed whether its data and analytics business could be considered an operating segment. The main business of the Company is its brokerage business. Brokerage revenue accounts for substantially all of the total consolidated revenues of the Company. Revenues from data and analytics is insignificant and has represented no more than 5% of total revenues in all financial periods for which the Company filed its Forms 10-K and 10-Q. In addition, management deems the primary role of the data and analytics business as a way to support, market and grow the Company’s brokerage business. Accordingly, the CODM does not regularly review the operating results of the data and analytics business to make decisions about resources to be allocated and does not regularly assess the profitability of this revenue stream. Therefore, data and analytics is not considered an operating segment.

Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of SFAS 131, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

•                  The nature of the products and services

•                  The nature of the production processes

•                  The type or class of customer for their products and services

•                  The methods used to distribute their products or provide their services

•                  If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Based on the following analysis, the Company has aggregated the following regional operating segments for the following reasons:

•                  The average contribution margin percentages for each of the US and Europe for the three years ended December 31, 2006 was 33-34%.

•                  In addition, the regions are similar in the following areas:

•                  Nature of products and services – Across regions, the Company provides brokerage services in OTC derivative products in the credit, financial, equity and commodity areas. We focus on the more complex, and often less liquid, markets for sophisticated financial instruments, primarily OTC derivatives that offer an opportunity for strong growth and higher commissions per transaction than the markets for more standardized financial instruments.

•                  Nature of the production process – The Company provides brokerage services to our clients through agency or principal transactions. This is not specific to a product line or region. In agency transactions, we charge a customer for connecting buyers and sellers and assisting in the negotiation of the price and other material terms of the transaction. We generate revenue from principal transactions revenue on the spread between the buy and sell price of the security that is brokered.

•                  Type of customer – The types of customers are similar across all three regions, namely institutional customers, including leading investment and commercial banks, large corporations, insurance companies and hedge funds.

•                  Methods used to distribute products and services – All three regions offer a hybrid brokerage approach, combining a range of telephonic and electronic trade execution services. The Company complements the hybrid brokerage capabilities with decision support products, such as the data and analytics software.

•                  Regulatory environment – Across regions, we are subject to similar regulations by government and/or self-regulatory organizations.

•                  As a region, Asia is an operating segment but does not meet the quantitative thresholds of paragraph 18 of SFAS 131 as it accounts for less than 10% of revenues, contribution margin and combined assets of all operating segments. Operating segments that do not meet any of quantitative thresholds may be considered reportable, and separately disclosed, if management believes that information would be useful to readers of the financial statements. At the current time, the Company does not believe that providing more detailed information on Asia’s operations would add value to the users’ understanding of the Company’s financial results and prospects.

Based upon the above analysis in accordance with SFAS 131, the Company determined that it operates in one reportable segment.

Note 8. Goodwill and Intangible Assets, page 84

8.                                      We note from your Form 8-K on September 7, 2006 that the Amerex entities you acquired had annual revenues of over $46 million in 2005. Please revise future filings to include summary proforma information in accordance with paragraphs 54 and 55 of SFAS 141.

The Company advises the Staff that it concluded that the summary proforma information was not required in connection with the Amerex Energy acquisition as it considered the proforma disclosure immaterial. In determining that the proforma disclosure was not material, the Company assessed the proforma impact of the Amerex Energy acquisition on its revenues, net income and earnings per share (EPS).

On a proforma basis, if the Company acquired the Amerex Energy business on January 1, 2006, total revenues of the Company would have increased by approximately $49.1 million, or 7%, for the year ended December 31, 2006. In addition, the Company’s net income would have increased by approximately $3.3 million, or 5%, for the year ended December 31, 2006 and basic EPS on a proforma basis would be $2.27 as compared to $2.15, as reported, an increase of approximately 6% and diluted EPS on a proforma basis would be $2.21 as compared to $2.09, as reported, an increase of approximately 6%.

On a proforma basis, if the Company acquired the Amerex Energy business on January 1, 2005, total revenues of the Company would have increased by approximately $46.6 million, or 9%, for the year ended December 31, 2005. In addition, the Company’s net income would have increased by approximately $1.3 million, or 3%, for the year ended December 31, 2005 and, basic EPS on a proforma basis would be $1.88 as compared to $1.80, as reported, an increase of approximately 5% and diluted EPS on a proforma basis would be $1.78 as compared to $1.74, as reported, an increase of approximately 2%.

For both periods, proforma net income includes the results of Amerex Energy for the period prior to acquisition as well as the estimated impact of interest expense on the debt incurred to complete the acquisition, amortization of the resulting intangibles and income taxes.

Based on the overall analysis, in which the impact of the proforma adjustments on revenues, earnings and EPS is less than 10% for the years ended December 31, 2006 and 2005, the Company concluded that the Amerex Energy proforma disclosure was not material and therefore proforma information was not required.

9.                                      Please provide us with a comprehensive discussion of how you considered Rule 3-05 in determining whether you were required to provide historical financial statements for your Amerex Energy acquisition.

The Company advises the Staff that it was not required to provide historical financial statements of Amerex in connection with its acquisition of Amerex Energy. The basis for the Company’s conclusion was supported by Regulation S-X, Rule 3-05 and Rule 1-02(x).

Rule 3-05 (b)(2) states that the historical financial statements of an acquired company are required to be provided if, based on the most recent annual financial statements of the acquired company and the registrant, the acquired company meets the definition of a significant subsidiary used in Rule 1-02(x), substituting the 10 percent threshold in Rule 1-02(x) with 20 percent. Rule 1-02(x) defines a significant subsidiary that meets any of the following conditions:

•                  The registrant’s and its other subsidiaries’ investments in and advances to the subsidiary exceed 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

•                  The registrant’s and its other subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

•                  The registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 10 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.

The Company applied the conditions of Rule 1-02(x) as follows:

•                  Total investment in and advances to Amerex Energy acquired was approximately $86.4 million, which represented the total purchase price. The Company’s consolidated total assets were approximately $576.1 million as of December 31, 2005. The investment in Amerex Energy represents approximately 15% of the Company’s total consolidated assets as of December 31, 2005.

•                  Amerex Energy’s total assets were approximately $13.1 million as of December 31, 2005. The Company’s consolidated total assets were approximately $576.1 million as of December 31, 2005. Total assets for Amerex Energy represent approximately 2% of the Company’s total consolidated assets as of December 31, 2005.

•                  Amerex Energy’s net income before taxes was approximately $10.0 million for the year ended December 31, 2005. The Company’s total consolidated net income before taxes was approximately $84.3 million for the year ended December 31, 2005. Amerex Energy’s net income before taxes represents approximately 12% of the Company’s total consolidated net income before taxes for the year ended December 31, 2005.

Rule 3-05 (b)(2) indicates that if none of the above conditions exceeds 20 percent, financial statements are not required. Therefore, the Company concluded that the historical financial statement was not required in connection with the Amerex Energy acquisition.

Note 15. Commitments and Contingencies, page 96

10.                               We note your statement that your contingent matter could be material to your operating results for a particular period. For each contingency for which a material loss is reasonably possible, please supplementally provide us, and include in future filings, the disclosures required by Questions 2 and 3 in SAB Topic 5Y.

The Company supplementally advises the Staff that it records an accrual when a liability is probable and the amount of loss is reasonably estimated. The following comment, “It is the opinion of the Company’s management that the ultimate resolution of these matters, while not likely to have a material adverse effect on the consolidated financial condition of the Company, could be material to the Company’s operating results for any particular period,” as disclosed in the Company’s 10-K for the year ended December 31, 2006, was intended as a general statement rather than for any specific contingency. Other than the contingencies that were probable and the amount of loss was reasonably estimated, which have been reserved for, the Company did not have contingencies that were deemed reasonably possible at year-end. Rather, they were deemed to be remote based on all facts and circumstances existing prior to the issuance of the Company’s financial statements.

The Company further advises the Staff that in future filings, if we have contingencies for which a material loss is reasonably possible, we will provide the disclosures required by Questions 2 and 3 in SAB Topic 5Y.

Note 20. Geographic Information, page 101

11.                               Please tell us, and revise future filings to disclose, any individual foreign country which accounts for 10 percent or more of your total sales or assets. Refer to paragraph 38a of SFAS 131.

The Company supplementally advises the Staff that the only individual foreign country which accounts for 10% or more of total sales and total long-lived assets is the United Kingdom, as detailed below (amounts in thousands):

Total Revenues	$279,821
Total Long-Lived Assets	$11,953

Revenues and long-lived assets are attributed to geographic areas based on the location of the relevant legal entities or branches.

In addition, the Company advises the Staff that future filings will include the disclosure of United Kingdom and any other individual foreign country which accounts for 10 percent or more of its total revenues or long-lived assets.

Item 9A. Controls and Procedures, page 103

12.                               We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective in providing a reasonable assurance that information you are required to disclosure in reports filed under the Exchange Act is recorded, processed, summarized and reported as and when required. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures were also effective for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be, without providing any part of the definition. See Exchange Act Rule 13a-15(e). This comment is also applicable to your quarterly earnings.

The Company confirms to the Staff that our officers concluded that our disclosure controls and procedures were also effective for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosure. Additionally, in future filings, the Company will simply conclude that our disclosure controls and procedures are effective or ineffective without providing any part of the definition.

*              *              *

In connection with these responses, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure contained in its filings, (ii) the Staff’s comments or changes to our disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments regarding this letter please contact me at (212) 968-2023 or Scott Pintoff, the Company’s General Counsel, at (212) 968-2954.

Sincerely,
/s/ James A. Peers
James A. Peers
Chief Financial Officer

cc:	Securities and Exchange Commission:
Tricia Armelin
Anne McConnell

Milbank, Tweed, Hadley and McCloy LLP
Albert A. Pisa, Esq.